 Exhibit 99.1

China Digital TV Announces Unaudited Third Quarter 2013 Results

BEIJING, China, Nov 19, 2013 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Highlights for the Third Quarter 2013

●	Net revenues in the third quarter of 2013 were US$23.1 million, representing a 13.5% increase from the same period in 2012 and a 26.9% increase from the second quarter of 2013.

●	China Digital TV shipped approximately 4.76 million smart cards in the third quarter of 2013, compared to 3.84 million in the same period in 2012 and 3.58 million in the second quarter of 2013.

●	Gross margin in the third quarter of 2013 was 74.0%, compared to 75.8% in the same period in 2012 and 76.7% in the second quarter of 2013.

●	Diluted earnings per American depositary share (one ADS representing one ordinary share), or ADS, in the third quarter of 2013 were US$0.08, compared to net loss US$0.19 in the same period in 2012.

“China Digital TV is pleased to announce that our smart card shipments and revenue for the third quarter of 2013 exceeded our guidance, as we saw solid demand in several key cable TV markets during the ongoing digitalization conversion period,” said Mr. Jianhua Zhu, China Digital TV's chairman and chief executive officer. “Demand was largely driven by our major customers, including those in Jiangsu, Zhejiang and Guangdong provinces.”

Mr. Zhu continued, “As critical priorities of our ongoing diversification strategy, we are steadily building up the strength of our value added services offering in mainland China and smart card business in overseas markets. In the third quarter, in addition to our solid performance in China, we made good progress in developing our smart card business in Taiwan, Thailand and other overseas markets, where we saw both sequential and year-over-year growth in revenues as a portion of China Digital TV’s overall revenue. We also saw promising development in our cloud computing and video-on-demand offerings and we expect to see steady progress in these services in the coming quarters. We believe these value added services will contribute to the company’s long-term growth.”

Mr. Zhenwen Liang, China Digital TV's chief financial officer, commented, "China Digital TV is pleased that our continued focus on key provincial operators, overseas markets with strong potential and diversification of our CA business helped us deliver strong top-line results, despite the industry trend toward lower average selling price (“ASP”) of smart cards. We will continue to focus on strong execution to minimize the impact of the lower ASP on our financial performance.”

Third Quarter 2013 Results

(Note: Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).)

In the third quarter of 2013, China Digital TV generated net revenues of US$23.1 million, an increase of 13.5% from the third quarter of 2012 and an increase of 26.9% from the second quarter of 2013. The year-over-year and quarter-over-quarter increases in net revenues were mainly due to increases in sales of smart cards.

In the third quarter of 2013, revenues from the Company’s top five customers accounted for 26.2% of total revenues, compared to 23.3% in the second quarter of 2013.

Revenue Breakdown

	For the three months ended
	September 30,	June 30,	September 30,
	2013	2013	2012
	(in thousands of U.S. dollars)
Products:
Smart cards	$21,315	$16,426	$18,463
Other products	1,001	1,115	1,158
Subtotal	22,316	17,541	19,621
Services:
Head-end system integration	286	250	436
Head-end system development	235	190	359
Licensing income	335	290	204
Royalty income	279	218	55
Other service	1	36	23
Subtotal	1,136	984	1,077
Total revenues	$23,452	$18,525	$20,698

Revenues from smart cards and other products were US$22.3 million in the third quarter of 2013, an increase of 13.7% from the same period in 2012 and an increase of 27.2% from the second quarter of 2013. The year-over-year and quarter-over-quarter increases were mainly due to increases in smart cards shipment volumes. Sales of smart cards and other products accounted for 95.2% of total revenues in the third quarter of 2013, compared to 94.7% in the second quarter of 2013.

Revenues from services were US$1.1 million in the third quarter of 2013, an increase of 5.5% from the same period in 2012 and an increase of 15.4% from the second quarter of 2013. Revenues from services accounted for 4.8% of total revenues in the third quarter of 2013. The year-over-year and quarter-over-quarter increases were primarily due to increases in royalty income and licensing income.

Gross profit in the third quarter of 2013 was US$17.1 million, an increase of 10.8% from the same period in 2012 and an increase of 22.4% from the second quarter of 2013. Gross margin, which is equal to gross profit divided by net revenues, was 74.0% in the third quarter of 2013, compared to 75.8% in the same period in 2012 and 76.7% in the second quarter of 2013. The year-over-year and quarter-over-quarter decreases in gross margin were primarily due to an increase in cost of revenues, attributable to inventory write-downs with respect to integrated chips and multimedia home entertainment boxes.

In the third quarter of 2013, the ASP of smart cards decreased by 2.3% compared to the second quarter of 2013. In addition, the unit cost of smart cards decreased by 7.0% compared to the second quarter of 2013.

Operating expenses in the third quarter of 2013 were US$11.2 million, an increase of 7.1% from the same period in 2012 and an increase of 5.2% from the second quarter of 2013.

●     Research and development expenses for the third quarter of 2013 were US$5.3 million, an increase of 7.0% from the same period in 2012 and an increase of 8.9% from the second quarter of 2013. The year-over-year and quarter-over-quarter increases were mainly due to an increase in project development expenses.

●     Selling and marketing expenses for the third quarter of 2013 were US$3.5 million, an increase of 8.9% from the same period in 2012 and an increase of 0.3% from the second quarter of 2013. The year-over-year increase was mainly due to an increase in marketing expenditures. The selling and marketing expenses remained relatively stable quarter-over-quarter.

●     General and administrative expenses for the third quarter of 2013 were US$2.3 million, an increase of 4.6% from the same period in 2012 and an increase of 4.5% from the second quarter of 2013. The year-over-year increase was mainly due to increases in allowance for doubtful accounts, as well as in average salary and headcount of general and administrative staff. The quarter-over-quarter increase was primarily due to an increase in the contribution to employment security funds for disabled employees.

Income from operations in the third quarter of 2013 was US$5.9 million, an 18.7% increase from the same period in 2012 and a 77.5% increase from the second quarter of 2013.

Operating margin, defined as income from operations divided by net revenues, in the third quarter of 2013 was 25.6%, compared to 24.5% in the same period in 2012 and 18.3% in the second quarter of 2013.

Interest income in the third quarter of 2013 was US$0.5 million, a 62.2% decrease from the same period in 2012 and a 29.9% increase from the second quarter of 2013.

Income tax expenses in the third quarter of 2013 was US$2.1 million, compared to US$13.6 million in the same period of 2012 and US$2.1 million in the second quarter of 2013. The year-over-year decrease in income tax expenses was mainly attributable to a decrease in withholding taxes for undistributed retained earnings. In the third quarter of 2012, the Company management decided to distribute part of the retained earnings of the Company’s PRC subsidiaries. The Company accrued and recorded US$12.1 million withholding taxes for such undistributed retained earnings in the third quarter of 2012. The income tax expenses remained relatively stable quarter-over-quarter, due to higher withholding taxes in the second quarter of 2013 offset by an increase in taxable income in the third quarter of 2013. In the second quarter of 2013, the Company accrued additional withholding taxes for undistributed retained earnings as a result of the partially reversed income tax expenses after the Company’s PRC operating subsidiary, Beijing Super TV Co., Ltd., was designated “key software enterprise” for the tax years of 2011 and 2012.

Net loss attributable to noncontrolling interest in the third quarter of 2013 was US$0.5 million, an increase of 19.1% from the same period in 2012 and an increase of 42.7% from the second quarter of 2013. The year-over-year and quarter-over-quarter increases were largely due to increases in net loss of the Company’s majority-owned subsidiaries.

Net income attributable to China Digital TV Holding Co., Ltd. in the third quarter of 2013 was US$4.7 million, compared to a US$11.4 million net loss attributable to China Digital TV in the same period in 2012 and a US$1.8 million net income attributable to China Digital TV in the second quarter of 2013.

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. defined as net income excluding certain one time or non-cash expenses, such as impairment loss on long-term investments, share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments, in the third quarter of 2013 was US$5.2 million, compared to a US$6.2 million non-GAAP net loss attributable to China Digital TV in the same period in 2012 and a US$2.4 million non-GAAP net income attributable to China Digital TV in the second quarter of 2013. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

Balance Sheet and Cash Flow

As of September 30, 2013, China Digital TV had cash and cash equivalents and restricted cash totaling US$69.4 million. In the third quarter of 2013, cash flow generated from operations was approximately US$8.4 million.

Business Outlook

Based on information available as of November 19, 2013, China Digital TV expects smart card shipment volumes for the fourth quarter of 2013 to be in the range of 3.9 million to 4.2 million. Net revenues for the fourth quarter of 2013 are expected to be in the range of US$17.6 million to US$18.9 million.

Conference Call Information

The Company will hold an earnings conference call at 7:00 p.m. on Tuesday, November 19, 2013, U.S. Eastern Time (8:00 a.m. on Wednesday, November 20, 2013, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+1-866-519-4004
International:	+65-6723-9381
Hong Kong:	+852-2475-0994
China Toll Free:	+400-620-8038 and +800-819-0121

Passcode: China Digital TV Earnings Call

Please dial-in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 10:00 p.m. on November 19, 2013 and 11:59 p.m. on November 26, 2013 U.S. Eastern Time.

Replay Information

United States:	+1-855-452-5696
International:	+61-2-8199-0299

Passcode: 97394344

In addition, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the fourth quarter of 2013 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is China’s leading provider of conditional access (CA) systems, which prevent unauthorized access to subscriber content across the country’s digital cable, satellite, terrestrial, IPTV and mobile television networks. China Digital TV has provided CA systems to more than 300 digital television network operators across mainland China. The Company is also a leading provider of value-added services to China’s rapidly expanding digital TV market.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Nan Hao

China Digital TV

Tel: +86.10.6297.1199 ext.9780

Email: ir@chinadtv.cn

Josh Gartner

Brunswick Group LLC

Tel: +86.10.5960.8600

Email: chinadigital@brunswickgroup.com

In the US:

Cindy Zheng

Brunswick Group LLP

Tel: +1.212.333.3810

Email: chinadigital@brunswickgroup.com

  China Digital TV Holding Co., Ltd.

  Unaudited Condensed Consolidated Statements of Comprehensive Income

  (in thousands of U.S. dollars, except share and per share data )

	For the three months ended
	September 30,	June 30,	September 30,
	2013	2013	2012

Revenues:
Products	$22,316	$17,541	$19,621
Services	1,136	984	1,077
Total revenues	23,452	18,525	20,698
Business and sales related taxes	(339)	(317)	(341)
Net revenues	23,113	18,208	20,357

Cost of revenues:
Products	(4,927)	(3,356)	(3,901)
Services	(1,089)	(886)	(1,030)
Total cost of revenues	(6,016)	(4,242)	(4,931)
Gross profit	17,097	13,966	15,426

Operating expenses:
Research and development expenses	(5,309)	(4,873)	(4,960)
Selling and marketing expenses	(3,528)	(3,516)	(3,241)
General and administrative expenses	(2,343)	(2,243)	(2,241)
Total operating expenses	(11,180)	(10,632)	(10,442)

Income from operations	5,917	3,334	4,984

Interest income	508	391	1,343
Impairment loss on long-term investments	-	-	(4,487)
Other income / (expenses)	4	(21)	170
Income before income taxes	6,429	3,704	2,010
Income tax expenses
Income tax-current	(1,641)	(1,278)	(1,718)
Income tax-deferred	(508)	(779)	(11,899)
Net income / (loss) before net income from equity method investments	4,280	1,647	(11,607)
Net loss from equity method investments, net of income taxes	(29)	(216)	(235)
Net income / (loss)	4,251	1,431	(11,842)
Net loss attributable to noncontrolling interest	498	349	418
Net income / (loss) attributable to China Digital TV Holding Co., Ltd. shareholders	$4,749	$1,780	$(11,424)

Net income / (loss) per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.
Basic	$0.08	$0.03	$(0.19)
Diluted	$0.08	$0.03	$(0.19)

Net income / (loss)	$4,251	$1,431	$(11,842)
Other comprehensive income, net of tax Foreign currency translation adjustment	189	1,092	1,416
Comprehensive income / (loss)	4,440	2,523	(10,426)
Comprehensive loss attributable to noncontrolling interest	494	325	385

Comprehensive income / (loss) attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$4,934	$2,848	$(10,041)

Weighted average shares used in calculating net income / (loss) per ordinary share
Basic	59,110,789	59,103,170	59,004,438
Diluted	59,131,310	59,123,852	59,004,438

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars)

	September 30,	December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$68,575	$130,697
Restricted cash	791	18
Notes receivable	2,940	4,101
Accounts receivable, net	40,968	38,283
Inventories, net	5,017	5,678
Prepaid expenses and other current assets	8,188	5,245
Deferred costs-current	182	299
Deferred tax assets - current	2,283	1,503
Total current assets	128,944	185,824
Long-term receivable	26	-
Property and equipment, net	1,280	1,630
Intangible assets, net	22	198
Goodwill	556	547
Equity method investments	3,551	4,268
Deferred costs - non-current	241	301
Deferred tax assets - non-current	792	797
Total assets	135,412	193,565

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	2,335	1,215
Notes payable	468	-
Accrued expenses and other current liabilities	12,350	12,305
Dividend payable	57	76,999
Deferred revenue - current	7,525	7,473
Income tax payable	1,530	3,476
Deferred tax liabilities - current	7,301	4,812
Government subsidies - current	163	-
Total current liabilities	31,729	106,280
Deferred revenue - non-current	135	255
Government subsidies - non-current	3,889	3,867
Total liabilities	35,753	110,402

EQUITY
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares	30	30
Additional paid-in capital	31,655	29,724
Statutory reserve	17,856	17,856
Retained earnings	21,132	6,765
Accumulated other comprehensive income	27,788	26,083
Total China Digital TV Holding Co., Ltd. shareholders’ equity	98,461	80,458
Noncontrolling interest	1,198	2,705
Total equity	99,659	83,163
TOTAL LIABILITIES AND EQUITY	$135,412	$193,565

Reconciliation of Non-GAAP Measures

Non-GAAP net income (loss) attributable to China Digital TV Holding Co., Ltd. shareholders excludes certain one-time or non-cash expenses, such as impairment loss on long-term investments, share-based compensation expenses, amortization of intangible assets acquired from business acquisitions and equity method investments. The Company believes that the non-GAAP net income (loss) provides meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	September 30,	June 30,	September 30,
	2013	2013	2012
	(in U.S. dollars, in thousands)
Net income / (loss) attributable to China Digital TV Holding Co., Ltd. shareholders – GAAP	$4,749	$1,780	$(11,424)
Share-based compensation expenses	433	540	646
Amortization of intangible assets from business acquisitions and equity method investments	54	54	88
Impairment loss on long-term investments	-	-	4,487
Net income / (loss) attributable to China Digital TV Holding Co., Ltd. shareholders - Non-GAAP	$5,236	$2,374	$(6,203)